GR Technical Services Ltd.
2767 Evercreek Bluffs Way SW Calgary Alberta Canada T2Y 4P6
ph. 403-560-6516 Fax 403-206-7593

CERTIFICATE OF QUALIFIED PERSON

I, Robert James Morris, P.Geo. do hereby certify that:

1.	I am an associate of GR Technical Services Ltd., 2767 Evercreek Bluffs Way SW Calgary Alberta Canada T2Y 4P6.

2.	I graduated with a B.Sc. in Geology from the University of British Columbia in 1973. In addition, I have obtained a M.Sc. in Geology from Queen’s University in 1978.

3.	I am registered by The Association of Professional and Geoscientists of the Province of British Columbia, registration number 18,301.

4.	I have worked as a geologist for a total of 31 years since my graduation from university.

5.
I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6.
I am responsible for the preparation of the technical report entitled Geology and Resource Potential of the Galore Creek Property dated 18 May 2005 (the "Technical Report") relating to the Galore Creek property. I visited the Galore Creek properties between 9-15 October 2004.

7.	I have not had prior involvement with the property that is the subject of the Technical Report.

8.
I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.	I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 18th day of May 2005.

“Robert James Morris”
___________________________
Robert James Morris